# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TEAM INC, CIK 0000318833
CUSIP: 878155308
Title of class of securities: Common Stock, $0.30 par value
Address of issuer's principal executive offices: 13131 Dairy Ashford, Suite 600, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0002148908
Persons authorized to receive notices and communications: Amanda B. Appelbaum, 900 Third Avenue, 25th Floor, New York, New York (NY), 10022, (212) 710-2326

## Reporting persons
- InspectionTech Holdings LP (CIK 0002148908): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)
- Stellex Partners III LP (CIK 0002148905): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)
- Stellex Management Partners A LP (CIK 0002148906): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)
- Stellex Management Partners A LLC (CIK 0002148845): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)
  Comment: Limited Liability Company
- Michael David Stewart (CIK 0002090373): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)
- Raymond Alston Whiteman (CIK 0002148380): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,604,326; sole dispositive power 0; shared dispositive power 1,604,326; aggregate amount beneficially owned 1,604,326 (35.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.30 par value
Name of issuer: TEAM INC
Address of issuer's principal executive offices: 13131 Dairy Ashford, Suite 600, Sugar Land, Texas (TX), 77478

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

InspectionTech Holdings LP ("InspectionTech")
Stellex Partners III LP
Stellex Management Partners A LP
Stellex Management Partners A LLC
Michael David Stewart
Raymond Alston Whiteman
Residence or business address: The principal office and business address of each of the Reporting Persons is 900 Third Avenue, 25th Floor, New York, NY 10022.
Present principal occupation or employment: The principal occupation of each of Messrs. Stewart and Whiteman is serving as the Co-Founder and Managing Partner of Stellex Capital Management. The principal business of the remaining Reporting Persons is investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Stewart and Whiteman is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 6 below summarizes certain provisions of the Purchase Agreement (as defined below) and the August 2026 SPA (as defined below), and is incorporated herein by reference.

InspectionTech obtained the funds for the acquisition of these shares through capital contributions of its partners and members.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, including Mr. Stewart in his capacity as a director of the Issuer, may engage in discussions with management, the Issuer's board of directors (the "Board"), other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, for example, a merger, reorganization or take-private transaction (in which the Reporting Persons, either independently or as part of a consortium with one or more other sources of equity capital, would acquire potentially all of the equity or assets of the Issuer) that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Common Stock as of the date hereof, based upon 4,571,382 shares of Common Stock outstanding as of May 11, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 13, 2026.

InspectionTech is the record holder of 1,604,326 shares of Common Stock, representing approximately 35.1% of the outstanding shares. Excludes beneficial ownership of 982,371 and 470,889 shares of Common Stock underlying the Tranche A Warrants and Tranche B Warrants, respectively, because each warrant contains provisions preventing exercise if such exercise would result in the Reporting Persons beneficially owning greater than 4.99% of the Common Stock when aggregated with all other shares of Common Stock beneficially owned.

Messrs. Stewart and Whiteman are the managing members of Stellex Management Partners A LLC, which is the general partner of Stellex Management Partners A LP, which is the general partner of Stellex Partners III LP, which is the general partner of InspectionTech. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by InspectionTech.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 1,604,326

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 1,604,326
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Schedule 13D, during the past 60 days, none of the Reporting Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement - September 2025

On September 11, 2025, Team, Inc. (the "Issuer") entered into a securities purchase agreement (the "Purchase Agreement") between the Issuer and InspectionTech. Pursuant to the Purchase Agreement, the Issuer issued to InspectionTech an aggregate of (A) 75,000 shares of preferred stock, $100.00 par value per share, of the Issuer designated as Series B Preferred Stock ("Series B Preferred," and such shares, the "Initial Preferred Shares"), (B) warrants to purchase 982,371 shares of common stock, $0.30 par value per share, of the Issuer ("Common Stock") at an initial exercise price of $23.00 per share, subject to adjustments ("Tranche A Warrants," and such Tranche A Warrants, the "Initial Tranche A Warrants"), and (C) warrants to purchase 470,889 shares of Common Stock at an initial exercise price of $50.00 per share, subject to adjustments ("Tranche B Warrants," and such Tranche B Warrants, the "Initial Tranche B Warrants" and, together with the Initial Tranche A Warrants, the "Initial Warrants"), for total consideration of $75.0 million. The closing of the payment and the issuance of the Initial Preferred Shares and the Initial Warrants (the "Initial Equity Issuance") occurred simultaneously with the signing of the Purchase Agreement.

Pursuant to the Purchase Agreement, from time to time prior to September 11, 2027, the Issuer has the option to draw upon (a "Delayed Draw") up to $30.0 million as a delayed draw, with 30,000 shares of Series B Preferred issuable to InspectionTech (such shares, the "Delayed Draw Preferred Shares"), in minimum draw amounts of $5.0 million, subject to satisfying certain conditions, including pro forma compliance with a First Lien Net Leverage Ratio (as defined in the First Lien Term Loan Credit Agreement (as defined below)) of 6.50 to 1.00. InspectionTech is not required to consummate a Delayed Draw more than once per calendar quarter.

Upon each issuance of 5,000 Delayed Draw Preferred Shares, the Issuer will issue to InspectionTech an additional 65,491 Tranche A Warrants (the "Additional Tranche A Warrants") and an additional 31,393 Tranche B Warrants (the "Additional Tranche B Warrants" and, together with the Additional Tranche A Warrants, the "Additional Warrants," and the Additional Warrants together with the Initial Warrants, the "Warrants") on substantially similar terms, except that upon each issuance of Delayed Draw Preferred Shares on or after December 10, 2025, any Additional Tranche A Warrants issued shall have an initial exercise price the lesser of (x) $30.00 and (y) 110% of the 30-day volume weighted average price of the Common Stock, subject to adjustments. Any Additional Tranche B Warrants issued shall have an initial exercise price of $50.00 per share, subject to adjustments.

Pursuant to the Purchase Agreement, the Issuer is required to apply up to 20% of the net proceeds of each Delayed Draw to finance the Issuer's transformation plan mutually agreed between the Issuer and Stellex Capital Management LLC ("Stellex").

The Warrants will be exercisable for 10 years from the date of issuance, as applicable, and contain customary anti-dilution protections and net-exercise provisions. Pursuant to the Warrants, the Stellex Holder will have participation rights with respect to certain issuances of equity securities of the Issuer pro rata to the Warrant Shares issued or issuable to InspectionTech as a percentage of Common Stock on a fully diluted basis.

Shareholders Agreement

On September 11, 2025, the Issuer, InspectionTech and Stellex entered into a shareholders agreement (the "Shareholders Agreement"). Pursuant to and subject to the terms and conditions of the Shareholders Agreement, the Board is required to appoint two qualified nominees of Stellex to the Board, who shall each be designated by Stellex and qualify as an independent director (each, a "Board Nominee"), and the Board is required to appoint such initial Board Nominees as directors within seven business days of receipt by the Issuer of all information reasonably requested by the Issuer from Stellex and such applicable Board Nominee. Pursuant to and subject to the terms and conditions of the Shareholders Agreement, the Issuer shall nominate each initial Board Nominee, or each successor Board Nominee chosen by Stellex, for re-election at each election of the class of directors in which such Board Nominee is placed. Upon Stellex ceasing to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (i) more than 50% of the aggregate Warrants and Warrant Shares (as defined below), the number of Board Nominees that Stellex is entitled to shall be reduced by one, and (ii) any of the Series B Preferred, the number of Board Nominees that Stellex is entitled to shall be reduced by one. So long as Stellex is entitled to appoint at least one Board Nominee (i) the Issuer shall not increase the size of the Board without the consent of Stellex and (ii) Stellex shall have the right to appoint an individual to serve as a non-voting observer at all meetings of the Board, inclusive of certain customary information rights related thereto.

The Shareholders Agreement provides that until September 11, 2026, Stellex will not transfer the Series B Preferred or the Warrants, other than to affiliates and related funds of Stellex. Thereafter, subject to applicable law and certain exceptions (i) the Series B Preferred will additionally be transferrable to third parties, subject to a consent right in favor of the Issuer, not to be unreasonably withheld, conditioned or delayed, other than to direct operating company competitors, and (ii) the Warrants (and any shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares")) will be freely transferable, other than to direct operating company competitors, activist investors, and investment firms that control a direct operating company competitor.

Registration Rights Agreement

On September 11, 2025, the Issuer and InspectionTech entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer filed on October 9, 2025 a resale registration statement covering the Warrant Shares. The Registration Rights Agreement provides InspectionTech certain customary demand and piggyback rights with respect to its Registrable Securities (as defined in the Registration Rights Agreement), subject to certain terms and conditions set forth therein.

At any time that a shelf registration statement is effective, InspectionTech may require the Issuer to undertake an underwritten offering if the expected gross proceeds exceed, in the aggregate, (i) $10.0 million or (ii) an amount less than $10.0 million if InspectionTech requests to sell all of its Registrable Securities in such underwritten offering. The Issuer is not obligated to effect more than two underwritten offerings during any 12-month period.

Securities Purchase Agreement - August 2026

On August 6, 2026 (the "Agreement Date"), InspectionTech entered into a securities purchase agreement (the "August 2026 SPA") with Corre Partners Management, LLC ("Corre"), Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP (collectively, the "Sellers" and together with Corre, the "Corre Parties"). Pursuant to the August 2026 SPA, InspectionTech agreed to purchase from the Sellers, and the Sellers agreed to sell to InspectionTech, an aggregate of 1,604,326 shares of Common Stock for a purchase price of $56,953,573.00. The closing occurred simultaneously with the signing of the SPA (the "Closing").

Any dividend or other distribution on the shares subject to the August 2026 SPA received by a Seller on or after the Agreement Date must be held for the sole benefit of InspectionTech and promptly remitted to InspectionTech within the timeframes specified in the August 2026 SPA, and the Sellers retain no equitable or beneficial interest in any such distribution.

Until the earlier of six months following the date the Corre Parties and their affiliates cease to hold Issuer Securities (as defined in the August 2026 SPA) and Issuer indebtedness, or December 31, 2028 (subject to mutual extension) (the "Standstill Period"), the Corre Parties have agreed, subject to certain carve-outs as specified in Section 5(a) of the August 2026 SPA (including for existing warrants and certain pro rata participation rights in Issuer offerings), not to, among other things: acquire additional Issuer Securities; enter into hedging or economic-exposure transactions with respect to Issuer Securities; pursue business combinations, tender offers, or extraordinary transactions involving the Issuer; solicit proxies or form a voting trust; form a "group" with any stockholder of the Issuer other than with their own affiliates; or seek Board or management representation or control beyond what is permitted under the Board Rights Agreement, dated June 16, 2023, by and among Corre, the Corre holders listed therein and the Issuer (as amended, the "Board Rights Agreement").

The Corre Parties have agreed to consult with InspectionTech before designating any director nominee under the Board Rights Agreement, and, upon InspectionTech's request, to use reasonable best efforts to obtain the resignation of the previously designated Lender Director (as defined in the Board Rights Agreement). These obligations terminate upon the earlier of December 31, 2027 or the date InspectionTech obtains additional director-designation rights under a separate Shareholders Agreement (the "Additional Buyer Director Designation Date"). Until that date, the Corre Parties have also agreed to maintain their Lender Director-related rights under the Board Rights Agreement, fill any related vacancy consistent with the consultation process described above, and not terminate the Board Rights Agreement without InspectionTech's consent, as well as to forward Board Rights Agreement notices to Buyer and cooperate in enforcing unwaived Lender Director rights at InspectionTech's request.

In connection with the transactions contemplated by the August 2026 SPA, Corre has agreed to deliver two waivers relating to rights under the Board Rights Agreement. Under the waiver attached as Exhibit A to the August 2026 SPA, delivered following the Closing, Corre irrevocably waives the board observation rights in their entirety, the board nomination rights with respect to the Investor Equity Directors (as defined in the Board Rights Agreement), including the right to designate the Chairman of the Board, and all other rights under the Board Rights Agreement other than those relating to the Lender Director, which remain in effect. Under the waiver attached as Exhibit B to the August 2026 SPA, to be delivered on the Additional Buyer Director Designation Date, Corre will irrevocably waive all remaining rights under the Board Rights Agreement, including those relating to the Lender Director.

The foregoing descriptions of the Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement and the August 2026 SPA are qualified in their entirety by the text of each such agreement, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Securities Purchase Agreement, dated as of September 11, 2025, by and between the Issuer and the purchasers named in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2025).

Exhibit 99.3: Shareholders Agreement, dated as of September 11, 2025, by and among the Issuer, Stellex and InspectionTech (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2025).

Exhibit 99.4: Registration Rights Agreement, dated as of September 11, 2025, among the Issuer and InspectionTech (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2025).

Exhibit 99.5: Securities Purchase Agreement, dated as of August 6, 2026, by and between InspectionTech and the Corre Parties.

## Signatures
- InspectionTech Holdings LP: By: Stellex Partners III LP, its GP, Stellex Management Partners A LP, its GP, Stellex Management Partners A LLC, its GP, /s/ Michael David Stewart, Michael David Stewart, Managing Member (08/10/2026)
- Stellex Partners III LP: By: Stellex Management Partners A LP, its GP, By: Stellex Management Partners A LLC, its GP, By: /s/ Michael David Stewart, Michael David Stewart, Managing Member (08/10/2026)
- Stellex Management Partners A LP: By: Stellex Management Partners A LLC, its GP, By: /s/ Michael David Stewart, Michael David Stewart, Managing Member (08/10/2026)
- Stellex Management Partners A LLC: By: /s/ Michael David Stewart, Michael David Stewart, Managing Member (08/10/2026)
- Michael David Stewart: /s/ Michael David Stewart, Michael David Stewart (08/10/2026)
- Raymond Alston Whiteman: /s/ Raymond Alston Whiteman, Raymond Alston Whiteman (08/10/2026)